UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

CITIZENS, INC.

(Name of Issuer)

Class A Common Stock, no par value

(Title of Class of Securities)

174740 10 0

(CUSIP Number)

May 16, 2008

(Date of Event which Requires Filing of this Statement)

GAMASE Policyholders Trust

c/o Gala Trust and Management Services, Inc.

formerly known as Gala Management Services, Inc.

Scotia Plaza, 9th Floor

Federico Boyd Avenue 18 and 51 Street

Panama 5

Republic of Panama

Attention: Tomas Herrera

with a copy to:

Roxanne K. Beilly, Esq.

Schneider Weinberger & Beilly LLP

2200 Corporate Boulevard, N.W., Suite 210

Boca Raton, Florida 33431

Telephone: 561-362-9595

Facsimile No: 561-361-9612

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box o.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 2

1	NAME OF REPORTING PERSONS Galindo, Arias & Lopez S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,114,115
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,114,115
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.15%
14	TYPE OF REPORTING PERSON* PN

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 3

1	NAME OF REPORTING PERSONS Gala Trust and Management Services, Inc., formerly known as Gala Management Services, Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,651,570
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,651,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 4

1	NAME OF REPORTING PERSONS GAMASE Insureds Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,353,002
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,353,002
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4%
14	TYPE OF REPORTING PERSON* OO

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 5

1	NAME OF REPORTING PERSONS Regal Trust (BVI) Ltd. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,462,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,462,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8%
14	TYPE OF REPORTING PERSON* CO

SCHEDULE 13D

CUSIP No. 174740 10 0	Page 6

1	NAME OF REPORTING PERSONS CICA Policyholders Trust S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,026,981
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,026,981
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7%
14	TYPE OF REPORTING PERSON* OO

This Amendment (“Amendment No. 10”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) of the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Galindo, Arias & Lopez, a partnership organized under the laws of the Republic of Panama (“GA&L”), (2) Gala Trust and Management Services, Inc., formerly known as Gala Management Services, Inc., a corporation organized under the laws of the Republic of Panama (“Gala Trust”), (3) GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama (“GAMASE Insureds Trust”), (4)  Regal Trust (BVI) Ltd., a corporation organized under the laws of the British Virgin Islands (“Regal”), and (5) CICA Policyholders Trust, a trust established under the laws of the British Virgin Islands (“Regal Policyholders Trust”, together with GA&L, Gala Trust, GAMASE Insureds Trust, and Regal, collectively, the “Reporting Persons” and each, a “Reporting Person”).

This Amendment No. 10 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on October 11, 2005 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on February 24, 2006 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on May 4, 2006 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on September 1, 2006 (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on December 13, 2006 (“Amendment No. 4”), Amendment No. 5 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on March 20, 2007 (“Amendment No. 5”), Amendment No. 6 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on June 14, 2007 (“Amendment No. 6”), Amendment No. 7 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on August 23, 2007 (“Amendment No. 7”), Amendment No. 8 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on November 13, 2007 (“Amendment No. 8”) and Amendment No. 9 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on March 5, 2008 (“Amendment No. 9”). The Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and Amendment No. 9 are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 10 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.  Purpose of the Transaction

The Trustees are processing the delivery of shares of Common Stock to, and from time to time the sale of shares of Common Stock on behalf of, certain settlors of the Trusts who had directed that their participation in the Trusts be liquidated and or to be sold.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 9,114,115 shares of the Common Stock, which constitute approximately 21.15% of the outstanding shares of the Common Stock, based on   43,096,641  shares of the Common Stock outstanding as of May 8, 2008 according to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2008, filed with the Commission on May 12, 2008, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act (“Rule 13d-3”).

GAMASE Insured Trust holds 5,353,002 shares of the Common Stock (constituting approximately 12.4% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Regal Policyholders Trust holds 3,026,981 shares of the Common Stock (constituting approximately 7% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

Gala Trust is the sole trustee of GAMASE Insureds Trust and GAMASE Agents Trust, a trust established under the laws of the Republic of Panama (“GAMASE Agents Trust”) and holds 298,568 shares of the Common Stock (constituting approximately 0.69% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 5,651,570shares of the Common Stock (constituting approximately 13.1% of the outstanding Common Stock) pursuant to Rule 13d-3.

Regal is the sole trustee of Regal Policyholders Trust and CICA Associates Trust, a trust established under the laws of the British Virgin Islands (“Regal Associates Trust”) and holds 435,564 shares of the Common Stock (constituting approximately 1.01% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own  3,462,545 shares of the Common Stock (constituting approximately8% of the outstanding Common Stock) pursuant to Rule 13d-3.

GA&L owns a 100% interest in each of Gala Trust and Regal, and therefore may be deemed to beneficially own 9,114,115 shares (constituting approximately 21.15% of the outstanding Common Stock) pursuant to Rule 13d-3.

(c)   The following not-for-value transfers and sales in Common Stock were effected by the Reporting Persons, and affiliates as applicable, over the past 60 days:

		Reporting Person (and affiliate as applicable) and number of shares
	Regal(1)	Regal	Regal	Gala	Gamase	Gamase	Transaction
Sale		Policyholders	Associates	Trust(2)	Insureds	Agents	Date
Price Per Share		Trust	Trust		Trust	Trust
							(m/d/y)
n/a	24,008	24,008		44,400	44,400		02/21/08
n/a	24,498	24,498		43,752	43,752		02/21/08
n/a	39,047	20,380	18,667	29,162	28,684	478	02/21/08
n/a	13,904	13,904		22,977	22,977		02/21/08
$6.53	12,000	12,000					03/26/08
$7.02	2,000	2,000					04/02/08
$7.20	2,000	2,000					04/03/08
$7.20	2,000	2,000					04/04/08
$7.15	3,000	3,000					04/10/08
$7.15	3,000	3,000					04/14/08
$7.30	2,706	2,706		3,294	3,294		04/15/08
n/a	20,123	20,123		24,804	24,804		04/15/08
$7.80				3,000	3,000		04/16/08
$7.85				3,000	3,000		04/17/08
$7.94				3,000	3,000		04/18/08
$7.25				14,776	9,756	5,020	04/28/08
n/a	35,375	30,570	4,805	57,655	49,988	7,667	05/16/08

(1)

Includes not-for-value transfers and sales of Regal Policyholders Trust and Regal Associates Trust.

(2)

Includes not-for-value transfers and sales of GAMASE Insureds Trust and GAMASE Agents Trust.

Except as otherwise provided above in connection with the sale of the shares of Common Stock, in the foregoing transfers, which were made upon the request of settlors, the trustees delivered shares of the Common Stock to such settlors to the extent of their respective liquidations of their participation in the Trusts. As noted, each transfer of shares was made without consideration.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7. Material to be filed as Exhibits

Exhibit 7. Powers of Attorney.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 May 29, 2008

GALINDO, ARIAS & LOPEZ

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Partner

GALA TRUST AND MANAGEMENT SERVICES, INC., formerly known as GALA MANAGEMENT SERVICES, INC.

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

GAMASE INSUREDS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

REGAL TRUST (BVI) LTD.

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact

CICA POLICYHOLDERS TRUST

By:	/s/ Tomas Herrera
Name: Tomas Herrera
Title: Attorney-in-fact